ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN



06010361

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34673
January 17, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated December 16, 2005 and entitled "Notice Concerning Completion of Purchase of Own Shares";

2. Written Confirmation Regarding the Appropriateness and Accuracy of a Semi-Annual Securities Report dated December 16, 2005; and

3. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

[Translation]

December 16, 2005

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Completion of Purchase of Own Shares

Notice is hereby provided that the Company has completed the purchase of its own shares, which had been resolved at the Meeting of the Board of Directors held on October 27, 2005 and conducted pursuant to the provisions of paragraph 1-2 of Article 211-3 of the Commercial Code and the provisions of the Articles of Incorporation, the details of which is described below.

Contents

Details of Purchase of Own Shares

1. Purchase period:

   From October 28, 2005 to December 16, 2005

2. Number of shares purchased:

   4,320,400 shares (9.6% of the total number of outstanding shares)

3. Aggregate amount of acquisition price:

   47,524,400,000 yen

4. Method of purchase:

   Purchase by tender offer (from October 28, 2005 to November 17, 2005)

(For Reference)

1. Matters resolved at the Meeting of the Board of Directors held on October 27, 2005

   (1) Type of shares to be acquired:

   Shares of common stock of the Company

   (2) Aggregate number of shares to be acquired:

   Up to 4,500,100 shares (10.0% of the total number of outstanding shares)

   (3) Aggregate amount of acquisition price of shares to be acquired:

   Up to 49,501,100,000 yen

2. Treasury stock held by the Company as of December 15, 2005

   (1) Total number of outstanding shares (excluding treasury stock): 40,605,176 shares

   (2) Number of treasury stock: 4,394,824 shares

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

[Translation]

Written Confirmation Regarding the Appropriateness and Accuracy of a Semi-Annual Securities Report

December 16, 2005

To: Mr. Takuo Tsurushima
President & CEO
Tokyo Stock Exchange, Inc.

Address of Main Office:
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Company Name:
Nomura Research Institute, Ltd.
(TSE First Section Ticker Code No. 4307)
Title of Representative:
President, CEO & COO
Name (Signature) of Representative:
Akihisa Fujinuma

I acknowledge that the Semi-Annual Securities Report for the interim accounting period of the 41st fiscal year from April 1, 2005 to September 30, 2005 is in conformity with the applicable laws and regulations such as the "Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc.", "Regulations Concerning Terms, Forms and Preparation Method of Interim Consolidated Financial Statements" and "Regulations Concerning Terms, Forms and Preparation Method of Interim Non-Consolidated Financial Statements, Etc.", and that there are no false statements contained in such Semi-Annual Securities Report as of the filing date.

The reasons for the above acknowledgement are as follows:

1. I have confirmed that work responsibilities and divisions responsible for the preparation of interim financial statements, etc. were specified and appropriate operation system had been established in each division responsible.

2. I have confirmed that a system to discuss and report material management information, etc. at the meetings of the Board of Directors and management committee has been consolidated.

3. I have confirmed that the appropriateness and accuracy of the Semi-Annual Securities Report had been confirmed by the information disclosure committee established for the

purpose of improving the credibility of Annual Securities Reports, etc., and the contents thereof had been reported to the Board of Directors and the management committee.

4. I have confirmed that nothing material had been pointed out in the interim audit report of the independent auditors regarding disclosed information relevant to the interim financial statements.

File No. 82-34673

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Own Shares

A Report on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on December 9, 2005. Such report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of the Company for a certain period.

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET on December 16, 2005 for the six-month period ended September 30, 2005 and sets forth the following information:

PART ONE CORPORATE INFORMATION

- I. Outline of the company
  1. Changes in principal indicators of business operations, etc.
  2. Substance of business
  3. Related companies
  4. Employees
- II. Business operations
  1. Summary of results of operations, etc.
  2. Production, orders received and sales
  3. Material business issues to be dealt with
  4. Contracts material to operation of business
  5. Research and development activities
- III. Conditions of facilities
  1. Conditions of principal facilities
  2. Plans for establishment, disposal, etc. of facilities

The semi-annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of the Company for a certain period.